
RECEIVED
MAR 2 2 2010



SECURITIES A[illegible] 10028599
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-00831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARTIN NELSON & CO., INC.

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 WESTLAKE AVE. N., STE 200

SEATTLE	WA	98109-3031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN O. NELSON, JR. (206) 682-6261
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST., STE. 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARTIN O. NELSON, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTIN NELSON & CO., INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


FREDERIC L. ROEBKE
COMMISSION EXPIRES
NOTARY
PUBLIC
DEC. 1, 2013
STATE OF WASHINGTON

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5.



PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Martin Nelson & Co., Inc. as of December 31, 2009, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martin Nelson & Co., Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP

February 10, 2010

206.382.7777 • 206.382.7700 • www.pscpa.com

MARTIN NELSON & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash	$	319,402
Accounts receivable		11,800
Prepaid expenses		17,757
Investments		1,197,994
Deferred tax asset		43,000
Furniture and equipment, net of accumulated depreciation of $223,765		63,221
	$	1,653,174

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	82,259
Income tax payable		3,600
Total liabilities		85,859
Stockholder's Equity		
Common stock, $10 par value, 5,000 shares authorized, 1,471 shares issued and outstanding		14,710
Retained earnings		1,552,605
		1,567,315
	$	1,653,174

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2009

Revenues	
Commissions	$ 1,131,353
Gain on securities held for resale	636,961
Fees from municipal underwriting	360,742
Realized loss on securities held as investments	(33,716)
Unrealized gain on securities held as investments	7,008
Interest, dividends and other income	197,409
	2,299,757
Expenses	
Compensation and benefits	1,407,217
Rent	205,464
Profit sharing contribution	159,611
Taxes, other than on income	121,029
Dues and subscriptions	73,394
Interest	49,967
Professional fees	29,143
Telephone	27,785
Auto	25,274
Depreciation	23,481
Other operating expenses	18,116
Contributions	11,929
Data processing	7,906
Office supplies	5,315
	2,165,631
Income before taxes	134,126
Income tax expense	13,368
Net income	**$ 120,758**

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2009

	Common Stock	Retained Earnings	Total
Balance, December 31, 2008	$ 14,710	$ 1,431,847	$ 1,446,557
Net income for 2009		120,758	120,758
Balance, December 31, 2009	$ 14,710	$ 1,552,605	$ 1,567,315

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

Cash Flows from Operating Activities		
Net loss	$	120,758
Adjustments to reconcile net loss to cash flows from operating activities		
Depreciation		23,481
Deferred tax benefit		(3,000)
Loss on securities held as investments		26,708
Changes in operating assets and liabilities		
Accounts receivable		13,486
Securities held for resale		18,000
Prepaid expenses		(10,668)
Accounts payable and accrued expenses		9,867
Income tax refund receivable		42,260
Income tax payable		3,600
Cash flows from operating activities		244,492
Cash Flows from Investing Activities		
Proceeds from sale of investments		176,524
Purchase of investments		(162,258)
Purchase of furniture and equipment		(10,082)
Cash flows from investing activities		4,184
Increase in cash		**248,676**
Cash balance, beginning of year		70,726
Cash balance, end of year	$	319,402
Supplemental Cash Flow Information		
Cash paid during the year for:		
Federal income tax	$	-
Interest	$	49,967

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Martin Nelson & Co., Inc. ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). Security transactions are recorded on a settlement date basis which is not materially different from transactions recorded on a trade date basis. The Company's customers are primarily individuals located in the Pacific Northwest. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Cash

The Company maintains its cash balances in large commercial banks and with a large brokerage institution. Bank balances are insured up to $250,000 by the Federal Deposit Insurance Corporation and brokerage balances are insured up to $500,000 by the Security Investors Protection Corporation.

Cash balances are available for immediate withdrawal.

Securities Held for Resale

Securities held for resale are carried at fair value based on quoted prices in active markets (Level 1 observable market inputs within the fair value hierarchy), such as the New York Stock Exchange, and consist of equity securities. Realized (calculated using the average cost method) and unrealized gains and losses are reflected in the results of operations for the year.

Investments

Investments consist of various common stocks and are recorded at fair value based on quoted prices in active markets (Level 1 of observable market inputs within the fair value hierarchy), such as the New York Stock Exchange. Realized (calculated using the average cost method) and unrealized gains and losses are reflected in the results of operations for the year.

Three issuers of common stock represented 45% of investments. No other individual stock was in excess of 10% of total investments.

Furniture and Equipment

Furniture and equipment are stated at cost and are depreciated using straight-line methods over estimated useful lives of five to seven years.

Income Tax

Income tax is determined using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates.

The Company's deferred tax assets result from unrealized losses on investments and differences in depreciation rates on property. At December 31, 2009, the components of deferred tax assets are as follows:

Furniture and equipment	$ 21,000
Investments	22,000
	$ 43,000

The income tax benefit is composed of:

Current provision	$ (16,368)
Deferred income tax benefit	3,000
	$ (13,368)

The provision for federal income tax may differ from the statutory rate due to interest income that is exempt from tax and the dividends received deduction.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2009. Tax years that remain subject to examination are the years ended December 31, 2006, through December 31, 2009.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was on February 10, 2010.

Note 2. Clearing Organizations

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains customer accounts. In addition, the clearing organization holds most of the Company's securities held for resale and investments.

Note 3. Related Party Transactions

The Company has an office lease agreement with a company owned in part by the Company president. The office space is leased on a month-to-month basis. The total rent expense paid to the related party amounted to $205,464 for the year ended December 31, 2009.

Note 4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2009, the Company had computed net capital of $1,132,972, which was in excess of the required net capital level by $882,972. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.076 to 1.

SUPPLEMENTARY INFORMATION

MARTIN NELSON & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2009

COMPUTATION OF NET CAPITAL

Total stockholder's equity per the financial statements	$ 1,567,315
Deductions:	
Furniture and equipment	63,221
Unsecured accounts receivable	11,800
Deferred tax asset	43,000
Prepaid expenses and other assets	17,807
	135,828
Haircuts on securities:	
Equity securities	281,802
Undue concentration haircuts	16,713
	298,515
Total deductions and haircuts	434,343
Net capital	1,132,972
Minimum Net Capital	250,000
Excess Net Capital	$ 882,972

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	
Accounts payable and accrued expenses, including income tax payable	$ 85,859

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $250,000, whichever is greater)	$ 250,000
Percentage of aggregate indebtedness to net capital	7.6%
Ratio of aggregate indebtedness to net capital	0.076 to 1

MARTIN NELSON & CO., INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2009

Credit balances	$	-
Debit balances		
Excess total credits over debits	$	-
Amount required to be on deposit (Excess credits over debits x 105%)	$	-
Amount held on deposit in reserve bank accounts	$	8,137

MARTIN NELSON & CO., INC.

SCHEDULE III
SCHEDULES OF RECONCILIATIONS PURSUANT TO RULE 17a-5(d)(4)
December 31, 2009

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Excess of total credits over debits as reported by the Company	$ -
Excess of total credits over debits, as audited	$ -

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Net capital, per the broker's unaudited Focus Report, Part II A	$ 1,134,048
Adjustment due to audit	
Increase in undue concentration haircuts	(1,076)
Net capital as audited	$ 1,132,972

MARTIN NELSON & CO., INC.

SCHEDULE IV
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2009

The market value and number of items of:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time requirements specified under Rule 15c3-3. NONE

   Number of items NONE

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. NONE

   Number of items NONE



PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Martin Nelson & Co., Inc. ("the Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Tel. 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 10, 2010

MARTIN NELSON & CO., INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009

C O N T E N T S


SEC MAIL PROCESSING
RECEIVED
MAR 22 2010
WASH. D.C.
200
SECTION

MARTIN NELSON & CO., INC.

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934



PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Martin Nelson & Co., Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. We compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenue reported on the Focus reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

206.382.7777 • 206.382.7700 • www.pscpa.com

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Patterson Sullivan LLP

February 10, 2010

MARTIN NELSON & CO., INC.

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7T)
For the Period from April 1, 2009, to December 31, 2009

Total assessment (April 1, 2009 to December 31, 2009)			$	4,240
Payments				
Prior to April 1, 2009	$	150		
July 15, 2009		1,011		1,161
Amount due with Form SIPC-7T			$	3,079